                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                               Acadia Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    004239109
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                    COPY TO:
  Mark A. Barnard                                       Timothy Diggins, Esq.
  Howard Hughes Medical Institute                       Ropes & Gray
  4000 Jones Bridge Road                                One International Place
  Chevy Chase, MD 20815-6789                            Boston, MA  02110
  (301) 215-8500                                        (617) 951-7389

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                      December 28, 2000 & January 22, 2002
         --------------------------------------------------------------
            (Dates of Events Which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                                Page 1 of 6 Pages

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                                  SCHEDULE 13D

--------------------                                  ---------------------
CUSIP NO. 004239109                                     Page 2 of 6 Pages
--------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Howard Hughes Medical Institute
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              2,266,667
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             ----
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,266,667
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     10
       WITH               ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,266,667
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13
      8.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO (Non-profit)
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D--Amendment No. 4
                          -----------------------------

                               Acadia Realty Trust
                               -------------------

            This Amendment No. 4 (the "Amendment") amends the statement on
    Schedule 13D ("Schedule 13D") filed by Howard Hughes Medical Institute ("HHMI"), a tax-exempt non-profit organization incorporated in the State of Delaware, on September 16, 1998 and as amended by Amendment No. 1 on May 21, 1999, Amendment No. 2 on May 24, 1999 and Amendment No. 3 on May 23, 2000, with respect to the common shares of beneficial interest, par value $.001 per share (the "Common Stock"), of Acadia Realty Trust (the "Trust"), a Maryland real estate investment trust, whose principal executive offices are located at 20 Soundview Marketplace, Port Washington, New York 11050. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

    Item 4 is hereby amended and restated as follows:

    Item 4. Purpose of Transaction.
            ----------------------

            (a) On January 22, 2002, HHMI entered into a Letter Agreement (the "Letter Agreement") pursuant to which HHMI has agreed to sell 2,266,667 shares of Common Stock of the Trust owned by HHMI. The Letter Agreement is attached to this Amendment as Exhibit A.

    Item 6 is hereby amended and restated as follows:

    Item 6. Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
    Respect to the Securities of the Trust.
    --------------------------------------

            On December 28, 2000, the Lock-Up Agreement dated as of March 22, 2000 by and between the Trust and certain shareholders named therein, including HHMI, pursuant to which each shareholder party thereto agreed not to sell, assign, pledge or otherwise transfer its Lock-Up Shares (as defined therein) until December 28, 2000, expired. Since as of such date HHMI was no longer subject to the Lock-Up Agreement and, to the extent HHMI could be deemed to have been part of the shareholder group which initially filed the
    Schedule 13D, HHMI was no longer part of such shareholder group, then as of December 28, 2000 HHMI ceased to be a Reporting Person on Schedule 13D for the purposes of Rule 13d-1 with respect to its ownership of the Common Stock of the Trust.


    Item 7 is hereby amended and restated as follows:

    Item 7. Material to be Filed as Exhibits.
            --------------------------------


Exhibit A -- Letter Agreement.

                                Page 3 of 6 Pages

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                                    Signature
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2002

HOWARD HUGHES MEDICAL INSTITUTE




By: /s/ Mark A. Barnard
    ---------------------
   Name: Mark A. Barnard
   Title:   Managing Director - Private Investments

                                Page 4 of 6 Pages

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EXHIBIT INDEX
-------------

                                                                  Page Number In
Exhibit                                                            Sequentially
Number         Description                                        Numbered Copy
------         -----------                                        --------------

A              Letter Agreement.                                        6

                                Page 5 of 6 Pages

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                                    EXHIBIT A
                                    ---------

Yale University                                Investments Office
                                               230 Prospect Street
                                               New Haven, Connecticut 06511-2107

                                               Telephone: 203-432-0120
January 21, 2002



Howard Hughes Medical Institute
4000 Jones Bridge Road
Chevy Chase, Maryland 20815-6789
Attention: Mark Barnard, Manager - Private Investments
Facsimile: (301) 215-8691


         Re:  Sale of Acadia Realty Trust Common Shares
              -----------------------------------------

Ladies and Gentlemen:

         Yale University ("Yale") agrees to purchase 2,266,667 common shares of Acadia Realty Trust (AKR) (the "Shares") from Howard Hughes Medical Institute ("HHMI") for $6.40 per share or an aggregate price of $14,506,668.80, and HHMI by countersigning this letter agrees to sell the same to Yale.

         Yale understands that HHMI is making no representations as to AKR. HHMI does represent by countersigning this letter that HHMI is the sole owner of the Shares, free of any third party rights or encumbrances, that HHMI has the legal capacity, power and authority to sell the Shares and that the sale of the Shares has been duly authorized. For its part, Yale represents that it has the legal capacity, power and authority to purchase the Shares and that the purchase of the Shares has been duly authorized.

         Please return wire instructions, along with a countersigned copy of this letter by facsimile to the attention of Alan Forman, Director, at the Yale Investments Office (fax number: (203) 432-6311). Yale will be prepared to write funds against transfer of the Shares on the second business day after receiving the countersigned letter.

                                          Sincerely,

                                          /s/ David F. Swensen
                                          David F. Swensen
                                          Chief Investment Officer

Accepted:

Howard Hughes Medical Institute

By: /s/ Mark Barnard
   -------------------------------
    Name: Mark Barnard
    Title: Managing Director - Private Investments

                                Page 6 of 6 Pages